As filed with the Securities and Exchange Commission on December 20, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HUTTIG BUILDING PRODUCTS, INC.
(Exact name of registrant as specified in its charter)

Delaware	43-0334550
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
555 Maryville University Drive
Suite 240
St. Louis, Missouri 63141
(314) 216-2600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
David L. Fleisher
Vice President, Chief Financial Officer and Secretary
Huttig Building Products, Inc.
555 Maryville University Drive
Suite 240
St. Louis, Missouri 63141
(314) 216-2600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Janice C. Hartman
Kirkpatrick & Lockhart Nicholson Graham LLP
Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, Pennsylvania 15222
(412) 355-6500
        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
        If this Form is a registration statement filed pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐
        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered	Registered(1)	Price Per Unit(2)	Offering Price(2)	Registration Fee

Common Stock, $.01 Par Value	5,755,940 shares	$8.56	$49,270,846	$5,272

(1)	Shares of the registrant’s common stock being registered hereby are accompanied by the registrant’s preferred share purchase rights. Until the occurrence of certain prescribed events, such rights are not exercisable. Such rights are evidenced by each certificate for common stock and will be transferred along with, and only with, the common stock. No additional fee is payable with respect to such rights.

(2)	Estimated solely for the purpose of calculating the registration fee; computed in accordance with Rule 457(c) on the basis of the average of the high and low sales prices for the common stock on December 13, 2005 as reported by the New York Stock Exchange.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 20, 2005
PROSPECTUS
HUTTIG BUILDING
PRODUCTS, INC.
5,755,940 Shares of Common Stock

          All of the shares of common stock being sold under this prospectus are being sold by The Rugby Group Limited (formerly known as The Rugby Group PLC), our principal stockholder and an indirect subsidiary of CEMEX, S.A. de C.V. The Rugby Group Limited beneficially owned approximately 28.5% of the outstanding shares of our common stock as of September 30, 2005. We will not receive any proceeds from the sale of any shares by the selling stockholder under this prospectus.
          Our common stock is listed on the New York Stock Exchange under the symbol “HBP.” The last reported sale price of our common stock on December 19, 2005 was $8.52 per share.
          Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 2 of this prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                     .

          You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not, and the selling stockholder has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholder is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus, any prospectus supplement and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operation and prospects may have changed since those dates.

          For investors outside the United States: Neither we nor the selling stockholder have done anything that would permit the offering or sale of the securities covered by this prospectus or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to the offering and sale of the securities covered by this prospectus and the distribution of this prospectus.

          Unless we indicate otherwise, we base the information concerning our industry contained in this prospectus on our general knowledge of and expectations concerning the industry, our market positions and market shares, which are based on estimates prepared by us using data from various industry sources, and on assumptions we made based on such data and our knowledge of the industry. We have not independently verified data from industry sources. In addition, we believe that data regarding our industry and our market positions within our industry provide general guidance but are inherently imprecise. Further, our estimates involve risks and uncertainties that are subject to change based on various factors, including those discussed in the “Risk Factors” section beginning on page 2 of this prospectus.

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ABOUT THIS PROSPECTUS
          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, the selling stockholder may sell up to 5,755,940 shares of our common stock in one or more offerings in any manner described under the section in this prospectus entitled “Plan of Distribution.” We may provide a prospectus supplement in connection with an offering by the selling stockholder that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the section in this prospectus entitled “Where You Can Find More Information” before making an investment decision.
          Unless the context otherwise requires, all references in this prospectus to “Huttig Building Products,” “Huttig,” the “Company,” “we,” “our” and “us” refer to Huttig Building Products, Inc., together with its subsidiaries.

RISK FACTORS
          You should carefully consider the risk factors described below and all other information contained or incorporated by reference in this prospectus before you decide to invest in our common stock. If any of the following risk factors, as well as other risks and uncertainties that are not currently known to us or that we currently believe are not material, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment.
Risks Related to Our Business
Our sales and profitability depend significantly on new residential construction and home improvement activity in markets in which we compete.
          Our sales depend heavily on the strength of national and local new residential construction and home improvement and remodeling markets. The strength of these markets depends on new housing starts and residential renovation projects, which are a function of many factors beyond our control. Some of these factors include employment levels, job and household formation, interest rates, housing prices, tax policy, availability of mortgage financing, prices of commodity wood products, immigration patterns, regional demographics and consumer confidence. Future downturns in the markets that we serve or in the economy generally could have a material adverse effect on our operating results and financial condition. Reduced levels of construction activity may result in intense price competition among building materials suppliers, which may adversely affect our gross margins.
The industry in which we compete is highly cyclical, and any downturn resulting in lower demand or increased supply could have a materially adverse impact on our financial results.
          The building products distribution industry is subject to cyclical market pressures caused by a number of factors that are out of our control, such as general economic and political conditions, levels of new construction, home improvement and remodeling activity, interest rates, weather and population growth. To the extent that cyclical market factors adversely impact overall demand for building products or the prices that we can charge for our products, our net sales and margins would likely decline. In addition, the unpredictable nature of the cyclical market factors that impact our industry make it difficult to forecast our operating results.
Our financial results reflect the seasonal nature of our operations.
          Our first quarter revenues and, to a lesser extent, our fourth quarter revenues are typically adversely affected by winter construction cycles and weather patterns in colder climates as the level of activity in the new construction and home improvement markets decreases. Because much of our overhead and expense remains relatively fixed throughout the year, our operating profits also tend to be lower during the first and fourth quarters. In addition, other weather patterns, such as hurricane season in the Southeast region of the United States during the third and fourth quarters, can have an adverse impact on our profits in a particular period.

The building materials distribution industry is extremely fragmented and competitive, and we may not be able to compete successfully with some of our existing competitors or new entrants in the markets we serve.
          The building materials distribution industry is extremely fragmented and competitive. Our competition varies by product line, customer classification and geographic market. The principal competitive factors in our industry are:

•	pricing and availability of product;

•	service and delivery capabilities;

•	ability to assist with problem-solving;

•	customer relationships;

•	geographic coverage; and

•	breadth of product offerings.
          Also, financial stability is important to manufacturers in choosing distributors for their products.
          We compete with many local, regional and, in some markets and product categories, national building materials distributors and dealers. In addition, some product manufacturers sell and distribute their products directly to our customers, and the volume of such direct sales could increase in the future. Additionally, manufacturers of products distributed by us may elect to sell and distribute directly to our customers in the future or enter into exclusive supplier arrangements with other two-step distributors. In addition, home center retailers, which have historically concentrated their sales efforts on retail consumers and small contractors, may in the future intensify their marketing efforts to our customers. Some of our competitors have greater financial and other resources and may be able to withstand sales or price decreases better than we can. We also expect to continue to face competition from new market entrants. We may be unable to continue to compete effectively with these existing or new competitors, which could have a material adverse effect on our financial condition and results of operations.
The termination of key supplier relationships may have an immediate adverse effect on our financial condition and results of operations.
          We distribute building materials that we purchase from a number of major suppliers. As is customary in our industry, most of our relationships with these suppliers are terminable without cause on short notice. Although we believe that relationships with our existing suppliers are strong and that in most cases we would have access to similar products from competing suppliers, the termination of key supplier relationships or any other disruption in our sources of supply, particularly of our most commonly sold items, could have a material adverse effect on our financial condition and results of operations. Supply shortages resulting from unanticipated demand or production difficulties could occur from time to time and could have a material adverse effect on our financial condition and results of operations.
If we are unable to meet the financial covenants under our credit facility, the lenders could elect to accelerate the repayment of the outstanding balance and, in that event, we would be forced to seek alternative sources of financing.
          We are party to a credit agreement which provides for a secured term loan facility of $30 million and a secured revolving credit facility of $130 million and which contains various financial covenants, including covenants to maintain:

•	a minimum fixed charge coverage ratio;

•	a maximum senior debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio;

•	a minimum asset coverage ratio; and

•	a minimum tangible net worth.
          Our financial results may vary from those required by our credit facility covenants as a result of the risks we face in our business, and we can give no assurance that we will be able to achieve sufficient financial results necessary to satisfy our credit facility covenants. If we were unable to comply with these financial covenants, our lenders would have the right, but not the obligation, to terminate the loan commitments and accelerate the repayment of the entire amount outstanding under the credit facility. The lenders also could foreclose on our assets that secure our credit facility. In that event, we would be forced to seek alternative sources of financing, which may not be available on terms acceptable to us, or at all.
Compliance with the restrictions and financial covenants under our credit agreement will likely limit, at least in the near term, the amount available to us for borrowing under that facility and may limit management’s discretion with respect to certain business matters.
          Our credit agreement contains a covenant based on the amount of senior debt outstanding. Maintaining compliance with that financial covenant in the past has limited, and will likely continue to limit, at least in the near term, the amount available to us for borrowing under our revolving credit facility. At September 30, 2005, we had approximately $32.2 million of credit available under our revolving credit facility, in addition to the $45.6 million of borrowings and letters of credit then outstanding under that facility. Our credit agreement also contains restrictive covenants which limit our ability to, among other things, incur third-party debt, create liens on our assets, pay dividends, make certain acquisitions and sell assets. These restrictions may limit management’s ability to operate our business in accordance with management’s discretion, which could limit our ability to pursue certain strategic objectives.
Fluctuation in prices of commodity wood and steel products that we buy and then resell may have a significant impact on our results of operations.
          Changes in wood and steel commodity prices between the time we buy these products and the time we resell them have occurred in the past, and we expect fluctuations to occur again in the future. Such changes can adversely affect the gross margins that we realize on the resale of the products. We may be unable to manage these fluctuations effectively or minimize any impact of these changes on our financial condition and results of operations.
We may acquire other businesses, and, if we do, we may be unable to integrate them with our business, which may impair our financial performance.
          If we find appropriate opportunities, we may acquire businesses that we believe provide strategic opportunities. If we acquire a business, the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, expend cash, incur debt, assume contingent liabilities or create additional expenses relating to amortizing other intangible assets with estimated useful lives, any of which might harm our business, financial condition or results of operations.
We face risks of incurring significant costs to comply with environmental regulations.
          We are subject to federal, state and local environmental protection laws and regulations and may have to incur significant costs to comply with these laws and regulations in the future. We have been identified as a potentially responsible party in connection with the cleanup of contamination at a formerly owned property in Montana, where we are voluntarily remediating the property under the oversight of the Montana Department of Environmental Quality. Until the MDEQ selects and orders us to implement a final remedy, we can give no assurance as to the scope or cost to us of any final remediation order. We have been identified as a potentially responsible party in connection with the cleanup of possible contamination at a currently owned property in Oregon. We are voluntarily remediating this property under the oversight of the Oregon Department of Environmental Quality. Until the ODEQ selects a final remedy, we can give no assurance as to the scope or cost to us of any final remediation order. In addition, some of our current and former distribution centers are located in areas of current or former industrial activity where environmental contamination may have occurred, and for which we, among others, could be held responsible. As a result, we may incur material environmental liabilities in the future with respect to our current or former distribution center locations.
We face the risks that product liability claims and other legal proceedings relating to the products we distribute may adversely affect our business and results of operations.
          As is the case with other companies in our industry, we face the risk of product liability and other claims of the type that are typical to our industry, such as asbestos and mold related claims, in the event that the use of products that we have distributed causes personal injury or other damages. Product liability claims in the future, regardless of their ultimate outcome and whether or not they are covered under our insurance policies or may be indemnified by our suppliers, could result in costly litigation and have a material adverse effect on our business and results of operations.
Our failure to attract and retain key personnel could have a material adverse effect on our future success.
          Our future success depends, to a significant extent, upon the continued service of our executive officers and other key management and sales personnel and on our ability to continue to attract, retain and motivate qualified personnel. The loss of the services of one or more key employees or our failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business.
A number of our employees are unionized, and any work stoppages by our unionized employees may have a material adverse effect on our results of operations.
          Approximately 15% of our employees are represented by labor unions as of September 30, 2005. As of September 30, 2005, we had 14 collective bargaining agreements. We may become subject to significant wage increases or additional work rules imposed by future agreements with labor unions representing our employees. Any such cost increases or new work rule implementation could increase our selling, general and administrative expenses to a material extent. In addition, although we have not experienced any strikes or other significant work interruptions in recent years and have maintained generally favorable relations with our employees, no assurance can be given that there will not be any work stoppages or other labor disturbances in the future, which could adversely impact our financial results.
Our business may be harmed by required compliance with anti-terrorism measures and regulations.
          Following terrorist attacks on the United States in 2001, a number of federal, state and local authorities have implemented various security measures, including checkpoints and travel restrictions on large trucks, such as the ones we use to deliver our products. If security measures disrupt or impede the timing of our deliveries, we may not be able to meet the needs of our customers or may incur additional expenses to do so.
Our retained accident risk is based on estimates, which may not be accurate.
          We retain a portion of the accident risk under vehicle liability, workers’ compensation and other insurance programs. Loss accruals are based on our best estimate of the cost of resolution of these matters and are adjusted periodically as circumstances change. Due to limitations inherent in the estimation process, our estimates may change. Changes in the estimates of these accruals are charged or credited to earnings in the period determined.

Federal and state transportation regulations, as well as increases in the cost of fuel, could impose substantial costs on us, which could adversely affect our results of operations.
          As of September 30, 2005, we use our own fleet of approximately 210 tractors, 80 trucks and 450 trailers to service customers throughout the United States. The U.S. Department of Transportation, or DOT, regulates our operations, and we are subject to safety requirements prescribed by the DOT. Vehicle dimensions and driver hours of service also are subject to both federal and state regulation. More restrictive limitations on vehicle weight and size, trailer length and configuration, or driver hours of service would increase our costs. In addition, increases in our fuel costs, such as those we experienced in the aftermath of Hurricanes Katrina and Rita, could cause a reduction in our margins and net income if we are not able to pass these increased costs on to our customers.
Risks Related to the Sale of Shares by the Selling Stockholder
The sale of shares by the selling stockholder pursuant to this prospectus may result in a substantial amount of shares of our common stock that were subject to sales restrictions no longer being subject to such restrictions, which may depress the market price of our common stock.
          Prior to the registration of the selling stockholder’s 5,755,940 shares pursuant to the registration statement of which this prospectus is a part, the selling stockholder’s shares were subject to sales restrictions. All shares sold pursuant to this prospectus will be freely transferable without restriction or further registration under the Securities Act of 1933. As of September 30, 2005, the number of outstanding shares of our common stock not beneficially owned by the selling stockholder was 14,417,011. Assuming the sale of all of the selling stockholder’s shares, this figure will increase to 20,172,951. The registration and sale of the shares of common stock pursuant to this prospectus could depress the market price of our common stock.
Limited trading volume of our common stock may contribute to its price volatility.
          Our common stock is traded on the New York Stock Exchange. During the twelve months ended December 31, 2004 and the nine months ended September 30, 2005, the average daily trading volume for our common stock as reported by the NYSE was 48,767 shares and 49,846 shares, respectively. Even if we achieve a wider dissemination as to the shares offered by the selling stockholder pursuant to this prospectus, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.
Our stock price may decline due to future sales of shares by our other stockholders.
          Sales of substantial amounts of our common stock, or the perception that these sales may occur, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities in the future. All of our outstanding shares of common stock are freely transferable without restriction or further registration under the Securities Act of 1933, subject to restrictions that may be applicable to our “affiliates,” as that term is defined in Rule 144 of the Securities Act. Shares issuable upon exercise of our options also may be sold in the market in the future, and sales of substantial amounts of those shares, or the perception that these sales may occur, also may adversely affect the price of our common stock.
Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid or at all.
          The price of our common stock may fluctuate widely, depending upon many factors, including the market’s perception of our prospects and the building supply industry in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general economic or market conditions and broad market fluctuations. Broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance.
Our annual and quarterly revenue and operating results are difficult to predict, and if we do not meet financial expectations our stock price may experience increased volatility.
          Our annual and quarterly revenue and operating results are difficult to predict due to a variety of factors, including general economic and political conditions, interest rates, weather, population growth, the timing of purchases by our customers, the introduction of new products or services and changes in our pricing policies or those of our competitors. These or other factors, many of which are beyond our control, may result in this unpredictability continuing in the future. This could cause our operating results in some years or quarters to vary from market expectations and lead to volatility in our stock price.
If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.
          The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.
We may require additional capital in the future, which may not be available to us, and sales of our equity securities to provide this capital may dilute your ownership in us.
          We may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of expansion opportunities;

•	acquire complementary businesses;

•	develop new services and products; or

•	respond to competitive pressures.
          Any additional capital raised through the sale of our equity securities may dilute your percentage ownership interest in us. Furthermore, any additional financing we may need may not be available on terms favorable to us or at all. The unavailability of needed financing could adversely affect our ability to execute our growth strategy.
We do not intend to pay dividends for the foreseeable future.
          We have never declared, nor do we anticipate at this time declaring or paying, any cash dividends on our common stock in the foreseeable future in order to make cash generated available for use in operations, debt reduction, stock repurchases and, if any, acquisitions. Payment of future cash dividends will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, and any limitations on dividend payments included in any financing or other agreements that we may be party to at the time. Provisions of our revolving credit facility contain various covenants, which, among other things, prohibit us from paying cash dividends. Consequently, investors cannot rely on dividend income, and your opportunity to achieve a return on your investment in our common stock will likely depend entirely upon any future appreciation in the price of our stock.
Delaware law and our Restated Certificate of Incorporation, Bylaws and Shareholder Rights Plan contain provisions that could delay and discourage takeover attempts that stockholders may consider favorable.
          Certain provisions of our Restated Certificate of Incorporation, Bylaws and Shareholder Rights Plan and applicable provisions of Delaware corporate law may make it more difficult for or prevent a third party from acquiring control of us or changing our Board of Directors and management, even if some of our stockholders might believe that such a change is desirable. These provisions include:

•	under our Shareholder Rights Plan, in certain circumstances involving actual or potential acquisitions of our common stock, our stockholders may be entitled to purchase shares of preferred stock with preferential voting, dividend and liquidation rights;

•	our Board of Directors may issue preferred stock with voting or other rights or preferences;

•	our stockholders may only take action at a meeting of our stockholders and not by written consent; and

•	our stockholders must comply with advance notice procedures in order to nominate candidates for election to our Board of Directors or to place stockholders’ proposals on the agenda for consideration at meetings of the stockholders.
          Any delay or prevention of a change of control transaction or changes in our Board of Directors or management could deter potential acquirors or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares. See “Description of Capital Stock” for additional information regarding these Restated Certificate of Incorporation, Bylaw and Delaware law provisions and our Shareholder Rights Plan.
FORWARD-LOOKING STATEMENTS
          This prospectus contains and incorporates by reference, and any prospectus supplement may contain and incorporate by reference, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “may,” “will,” “should” and “estimates,” and variations of these words and similar expressions, are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecast in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus, any prospectus supplement and the documents incorporated by reference, might not occur.
          In particular, forward-looking statements contained or incorporated by reference in this prospectus include statements relating to:

•	our expectation that our operating results will continue to fluctuate from period to period due to cyclical and seasonal factors;

•	our expectation that we will continue to have adequate liquidity from cash generated from our operations and funds available under our credit facility;

•	our expectations that contingencies for which we have made accruals, including environmental, product liability and other legal matters, will not have a material adverse effect on our financial position or cash flow;

•	our expectation that we will not declare or pay any cash dividends on our common stock in the foreseeable future; and

•	the other risks and uncertainties which are described in this prospectus under “Risk Factors.”
          You are cautioned not to place undue reliance on the forward-looking statements contained or incorporated by reference in this prospectus, any prospectus supplement or any documents incorporated by reference. You should read this prospectus, any prospectus supplement and the documents incorporated in or referred to in this prospectus, including documents filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, with the understanding that actual future results and events may be materially different from what we currently expect.
          The forward-looking statements included in this prospectus reflect our views and assumptions only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
          This prospectus also contains or refers to market data and industry statistics, forecasts and projections that we obtained from industry publications and publicly-available data. These sources generally indicated that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy or completeness of their information. We do not guarantee, and we have not independently verified, this information. Accordingly, you should not place undue reliance on this information.

BUSINESS
General
          Huttig Building Products, Inc., a Delaware corporation incorporated in 1913, is one of the largest domestic distributors of millwork, building materials and wood products used principally in new residential construction and in home improvement, remodeling and repair work. We purchase from leading manufacturers and distribute our products through 46 wholesale distribution centers serving 47 states. Our distribution centers sell principally to building materials dealers, national buying groups, home centers and industrial users, including makers of manufactured homes. For the year ended December 31, 2004, we generated net sales of $938.4 million.
          We conduct our business through a two-step distribution model. This means we resell the products we purchase from manufacturers to our customers, who then sell the products to the final end users, who are typically professional builders and independent contractors engaged in residential construction projects.
          Our products fall into three categories: (i) millwork, which includes doors, windows, moulding, stair parts and columns, (ii) building materials, which include composite decking, connectors, fasteners, housewrap, roofing products and insulation, and (iii) wood products, which include engineered wood products, such as floor systems, as well as wood panels and lumber.
          Doors and engineered wood products often require an intermediate value added service between the time the product leaves the manufacturer and before it is delivered to the final customer. Such services include pre-hanging doors and cutting engineered wood products from standard lengths to job-specific requirements. In addition, with respect to almost all of our products, we have the capability to buy in bulk and disaggregate these large shipments to individual job specifications. Finally, for some products, we carry a depth and breadth of products that our customers cannot reasonably stock themselves. Our customers benefit from these services because they do not need to invest capital in door hanging facilities, nor do they need to incur the costs associated with maintaining large inventories of products. Our size, broad geographic presence and extensive fleet and logistical capabilities enable us to purchase products in large volumes at favorable prices, stock a wide range of products for rapid delivery and manage inventory in a reliable, efficient manner.
          We serve our customers, whether a local wholesaler or a national account, through our 46 wholesale distribution centers. This approach enables us to work with our customers and suppliers to ensure that local inventory levels, merchandising, purchasing and pricing are tailored to the requirements of each market. Except for our newly acquired facility in Dallas, Texas, each distribution center also has access to our single-platform nation-wide inventory management system. This provides the local manager with real-time inventory availability and pricing information. We also support our distribution centers with credit and financial controls, training and marketing programs and human resources expertise. We believe that these distribution capabilities and efficiencies offer us a competitive advantage as compared to those of local and regional competitors.
          In furtherance of our national focus, on January 11, 2005, we completed the acquisition of Texas Wholesale Building Materials of Dallas, Texas. Our Texas acquisition allows us to enter a market which had over 150,000 housing starts in 2004. Our geographic reach now enables us to cover areas which accounted for over 85% of U.S. single family new construction in 2004. Further, focusing on our two-step distribution business, we sold our mouldings manufacturer, American Pine Products, in August of 2004, and we sold our Builder Resource branches, which sold directly to end users, in three separate transactions in August and December of 2004, and in February of 2005.

Industry Characteristics and Trends
          The residential building materials distribution industry is characterized by its substantial size, its highly fragmented ownership structure and an increasingly competitive environment. The industry can be broken into two categories: (i) new construction and (ii) home repair and remodeling.
          Residential construction activity for both new construction and repair and remodeling is closely linked to a variety of factors directly affected by general economic conditions, including employment levels, job and household formation, interest rates, housing prices, tax policy, availability of mortgage financing, prices of commodity wood products, immigration patterns, regional demographics and consumer confidence. We monitor a broad set of macroeconomic and regional indicators, including new housing starts and permit issuances, as indicators of our potential future sales volume.
          New housing starts in the United States increased to approximately 1.95 million in 2004 from 1.85 million in 2003, including 1.68 million single family residences in 2004 versus 1.66 million in 2003, based on data from the U.S. Census Bureau. According to the U.S. Census Bureau, total spending on new residential construction in 2004 was $370 billion. We now cover geographic markets that accounted for over 85% of U.S. single family residential construction in 2004. The U.S. Census Bureau also estimates that aggregate expenditures for residential repair and remodeling were an additional $190 billion in 2004.
          The residential building materials distribution industry has undergone significant changes over the last three decades. Prior to the 1970s, residential building products were distributed almost exclusively by local dealers, such as lumberyards and hardware stores. These channels served both the retail consumer and the professional builder. These dealers generally purchased their products from wholesale distributors and sold building products directly to homeowners, contractors and homebuilders. In the late 1970s and 1980s, substantial changes began to occur in the retail distribution of building products. The introduction of the mass retail, big box format by The Home Depot and Lowe’s began to alter this distribution channel, particularly in metropolitan markets. They began displacing local dealers by selling a broad range of competitively priced building materials to the homeowner and small home improvement contractor. We generally do not compete with building products mass retailers such as The Home Depot and Lowe’s. Their business model for building products is primarily suited to sell products that require little or no differentiation and that turn over in very high volumes. Conversely, a substantial portion of our product offering consists of products that typically require intermediate value-added handling and/or a large breadth of SKUs. Furthermore, we do not sell directly to retail customers. We service large local, regional, and national independent building products dealers who in turn sell to contractors and professional builders.
          These large local, regional and national building products dealers, often referred to as “pro dealers,” continue to distribute a significant portion of the residential building materials sold in the United States. These pro dealers operate in an increasingly competitive environment. Consolidation among building products manufacturers favors distributors that can buy in bulk and break down large production runs to specific local requirements. In addition, increasing scale and sophistication among professional builders and contractors places a premium on pro dealers that can make a wide variety of building products readily available at competitive prices.
          In response to the increasingly competitive environment for building products, many pro dealers have formed buying groups in order to increase their purchasing power. Pro dealers, given their typically smaller size, often cannot offer the geographic presence and broad range of products that their customers may require, and they often lack the financial resources required to maintain and manage a sizeable inventory. As a result, because of our size, purchasing power, wide geographic presence, materials handling efficiencies, and investment in millwork services, we are well positioned to serve the needs of the pro dealer community.
          The evolving characteristics of the residential building materials distribution industry are also driving the consolidation trend in favor of companies like us that operate nationally and have significant infrastructure in place to accommodate the needs of customers across geographic regions. During 2004, we increased sales to national accounts by over 20% versus 2003. Our sales to our top 10 customers increased by 27% in 2004. Our top 10 customers accounted for approximately 28% of our total sales in 2004.
Products
          Our goal is to provide products that allow us to provide value to our customers, either by performing incremental services on the products before delivering them to customers, buying products in bulk and disaggregating them for individual customers, or carrying a depth and breadth of products that customers cannot reasonably stock themselves. Our products can be broken into three main categories:

•	Millwork, including exterior and interior doors, pre-hung door units, windows, patio doors, mouldings, frames, stair parts and columns. Key brands in this product category include Therma-Tru, Masonite, Woodgrain, Windsor and L. J. Smith;

•	General building products, such as roofing, siding, insulation, flashing, housewrap, connectors and fasteners, decking, drywall, kitchen and other miscellaneous building products. Key brands in this product category include Typar, Simpson Strong-Tie, Owens Corning, CertainTeed, Grace and Timbertech; and

•	Wood products, which include engineered wood products, such as floor systems, and other wood products, such as lumber and wood panels. Within the wood products category, engineered wood continues to be a focus product for us. The engineered wood product line offers us the ability to provide our customers with value added services, such as flooring take-offs, cut-to-length packages and just-in-time, cross-dock delivery capabilities.
          The following table sets forth information regarding the percentage of our net sales from continuing operations represented by our principal product categories sold during each of the last three fiscal years. While the table below generally indicates the mix of our sales by product category, changes in the prices of commodity wood products and in unit volumes sold typically affect our product mix on a year-to-year basis.

	2004	2003	2002

Millwork	52%	54%	56%
General Building Products	28%	28%	27%
Wood Products	20%	18%	17%
Customers
          During 2004, we served over 10,900 customers, with no single customer accounting for more than 9% of our sales. Building materials pro dealers represent our single largest customer group. We also sell to pro dealer national accounts, such as 84 Lumber, Stock Building Supply and Builders FirstSource.
          Within the pro dealer category, a growing number of our customers represent national accounts. These are large pro dealers that operate in more than one state or region. To a much lesser extent, we also sell to the home centers. We believe that our size, which lets us purchase in bulk, achieve operating efficiencies, operate on a national scale and offer competitive pricing, makes us well suited to service the consolidating pro dealer community.
Organization
          Huttig operates on a nation-wide basis. Customer sales are conducted principally through 46 distribution centers serving 47 states. Administrative and executive management functions are centralized in a headquarters office located in St. Louis, Missouri. We believe that this structure permits us to be closer to our customers and serve them better, while being able to take advantage of certain scale efficiencies that come from our size.

          Each distribution center is operated as a distinct profit center. Operating responsibility resides with the general manager. The general manager assumes responsibility for daily operations, inventory management, on-site personnel and logistics. Each distribution center generally maintains its own separate sales and warehouse staffs supported by a small administrative team.
          We divide our national operations into four geographic regions. Each region is headed by a regional vice president. Each distribution center’s general manager reports to a regional vice president.
          Corporate functions reside at headquarters. Headquarter functions include those activities that can be shared across our full distribution platform. These include items such as treasury management, accounting, information technology, human resources, legal, and investor relations.
Sales
          The sales function is generally divided into two categories. Our outside field representatives make on-site calls to local and regional customers. The second category consists of inside sales people that generally receive telephone orders from customers. In addition, we maintain a national account sales team that serves customers that span multiple regions. Our sales force is generally compensated by a base salary plus commissions based primarily on sales margin.
Distribution Strategy and Operations
          We conduct our business through a two-step distribution model. This means that we resell the products that we purchase from manufacturers to our customers, who then sell the products to the final end user. Our principal customer is the pro dealer. To a much more limited extent, we also sell to the retail home centers and certain industrial users, such as makers of manufactured housing.
          Despite our nation-wide reach, the local distribution center is still a principal focus of our operations, and we tailor our business to meet local demand and customer needs. We customize product selection, inventory levels, services provided and prices offered to meet local market requirements. We support this strategy through our single platform information technology system. This provides each distribution center’s general manager real-time access product to pricing, inventory availability and margin analysis. This system provides product information both for that location and across the entire Huttig network of distribution centers. More broadly, our sales force, in conjunction with our product management teams, work with our suppliers and customers to get the appropriate mix, quantity and pricing of products suited to each local market.
          We purchased products from more than 1,600 different suppliers in 2004. We generally negotiate with our major suppliers on a national basis to leverage our total volume purchasing power and obtain favorable payment terms and pricing, which we believe provides us with an advantage over our locally based competitors. The majority of our purchases are made from suppliers that offer payment discount and volume related incentive programs. Although we generally do not have long-term or exclusive contracts with our key suppliers, our national footprint, buying power and distribution network makes us an attractive distributor for many manufacturers. Moreover, we have long-standing relationships with many of our key suppliers.
          We carefully and regularly evaluate opportunities to introduce new products. This is done only when driven by customer demand or market requirements. We have found that customers generally welcome a greater breadth of product offering as it can improve their purchasing and operating efficiencies by providing for “one stop” shopping. Similarly, selectively broadening our product offering enables us to drive additional products through our distribution system, thereby increasing the efficiency of our operations.
          We focus on selling respected, brand-name products. We believe that brand awareness is an increasingly important factor in building products purchasing decisions. We generally benefit from the quality levels, marketing initiatives, and product support provided by manufacturers of branded products.

We also benefit by being associated with the positive attributes that customers typically equate with branded products.
          We also continue to develop and strengthen the Huttig brand. We believe the Huttig name enjoys strong name recognition in the markets where we operate. This results, in part, from our long-standing operations in many markets, which we can trace back to as early as 1885. We have begun branding certain new products offered in our distribution centers with the Huttig name. This practice allows us to introduce new products in certain markets that may not otherwise be provided by or be available from existing suppliers. We believe this private label arrangement allows us to augment our product offering without jeopardizing relationships with incumbent suppliers.
Competition
          We compete with many local and regional building product distributors and dealers and, in certain markets and product categories, with national building product distributors and dealers. In certain markets we compete with national building materials suppliers with national distribution capability, such as BlueLinx, Boise Cascade and Weyerhaeuser. We also compete with product manufacturers that engage in direct sales, while at the same time distributing products for some of these manufacturers.
          The principal factors on which we compete are pricing and availability of product, service and delivery capabilities, ability to assist with problem-solving, customer relationships, geographic coverage, and breadth of product offerings.
          Our size, geographic coverage and financial position are advantageous in obtaining and retaining distribution rights for brand name products. Our size also permits us to attract experienced sales and service personnel and gives us the resources to provide company-wide sales, product and service training programs. By working closely with our customers and utilizing our single information technology platform, our branches are able to maintain appropriate inventory levels and are well positioned to deliver completed orders on time.
Cyclicality and Seasonality
          Various cyclical and seasonal factors, such as general economic conditions and weather, historically have caused our results of operations to fluctuate from period to period. Our size, extensive nation-wide operating model and the geographic diversity of our distribution centers to some extent mitigate our exposure to these cyclical and seasonal factors. These factors include levels of new construction, home improvement and remodeling activity, weather, interest rates and other local, regional and economic conditions. Many of these factors are cyclical or seasonal in nature. We anticipate that fluctuations from period to period will continue in the future. Our first quarter and, generally, our fourth quarter are adversely affected by winter weather patterns in the Midwest, Mid-Atlantic and Northeast, which typically result in seasonal decreases in levels of construction activity in these areas. Because much of our overhead and expenses remain relatively fixed throughout the year, our operating profits also tend to be lower during the first and fourth quarters. In addition, other weather patterns, such as hurricane season in the Southeast region of the United States during the third and fourth quarters, can have an adverse impact on our profits in a particular period.
Facilities
          Our corporate headquarters are located at 555 Maryville University Drive, Suite 240, St. Louis, Missouri 63141, in leased facilities. We lease approximately half of our distribution centers and own the balance. Warehouse space at distribution centers aggregated to approximately 4.4 million square feet as of September 30, 2005. Distribution centers range in size from 21,100 square feet to 260,000 square feet. The types of facilities at these centers vary by location, from traditional wholesale distribution warehouses to facilities with broad product offerings and capabilities for a wide range of value added services such as pre-hung door operations. We believe that our locations are well maintained and adequate for their purposes.

USE OF PROCEEDS
          All net proceeds from the sale of common stock under this prospectus will be received by the selling stockholder. Accordingly, we will not receive any of the proceeds from any sale of common stock under this prospectus by the selling stockholder.
DIVIDEND POLICY
          We have never declared, nor do we anticipate at this time declaring or paying, any cash dividends on our common stock in the foreseeable future in order to make cash generated available for use in operations, debt reduction, stock repurchases and, if any, acquisitions. Payment of future cash dividends will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, and any limitations on dividend payments included in any financing or other agreements that we may be party to at the time. Provisions of our revolving credit facility contain various covenants, which, among other things, prohibit us from paying cash dividends.
SELLING STOCKHOLDER
          The following table provides information regarding the beneficial ownership of the outstanding shares of common stock by the selling stockholder as of September 30, 2005 and as adjusted to reflect the sale of all of the shares that are covered by this prospectus.

Shares Beneficially
Owned After Sale
	Shares Beneficially			of All Shares
	Owned as of			Covered by This
	September 30, 2005		Number of	Prospectus
Shares Being
Stockholder	Number	Percent	Registered	Number	Percent

The Rugby Group Limited (formerly known as The Rugby Group PLC)(1)	5,755,940	28.5%	5,755,940	0	*

*	Indicates ownership of less than 1.0% of the common stock.

(1)	The Rugby Group Limited is an indirect subsidiary of CEMEX, S.A. de C.V., which may be deemed to beneficially own the shares of common stock held by The Rugby Group Limited and may be deemed to share voting and dispositive power with respect to such shares.
          In connection with our acquisition of the selling stockholder’s U.S. residential building products business in December 1999, we entered into a Registration Rights Agreement with the selling stockholder. Pursuant to this agreement, we granted the selling stockholder rights to cause us to register for sale the shares of common stock issued to it in exchange for the stock of Rugby USA, Inc., the parent of Rugby Building Products, Inc. Pursuant to the Registration Rights Agreement, so long as the shares of common stock owned by the selling stockholder and received in the December 1999 transaction constitute at least 30%, 20%, or 10%, respectively, of our outstanding common stock, the selling stockholder has the right to designate for nomination by our Board of Directors three, two and one director(s), respectively. So long as the common stock owned by the selling stockholder and received in the 1999 transaction constitutes 10% or more of our outstanding common stock, the selling stockholder is required to be present at all meetings of our stockholders and to vote its shares of common stock in favor of our Board’s nominees for election to the Board of Directors. On the date of the agreement pursuant to which the 1999 transaction was accomplished, the Crane Fund, one of our principal stockholders at that time, agreed with the selling stockholder that, so long as the common stock owned by the selling stockholder and received in the 1999 transaction constitutes 10% or more of our outstanding common stock, the Crane Fund would be present at all meetings of our stockholders and vote its shares of common stock for the nominees designated by the selling stockholder as provided in the Registration Rights Agreement. Our filing of the registration statement of which this prospectus is a part is intended to satisfy our obligations under the Registration Rights Agreement.
          As part of our former $15 million stock repurchase program, on August 20, 2001, we purchased 790,484 shares of common stock from the selling stockholder for a cash purchase price of $4,735,000, or a per share price of $5.99, the closing sales price of our common stock on the New York Stock Exchange on the date of purchase. Pursuant to the repurchase agreement, we agreed that, if solely as a result of the selling stockholder’s sale of these shares to us shares of common stock beneficially owned by the selling stockholder and its affiliates in the aggregate at any time would constitute less than 30% of our outstanding stock, the Registration Rights Agreement would be deemed to be amended so that the selling stockholder would maintain its right to designate for nomination three directors to be elected to our Board. As a result, the selling stockholder will continue to have the right to nominate three directors so long as the common stock received in the 1999 transaction and held by it and its affiliates in the aggregate constitutes at least the selling stockholder’s new ownership percentage after giving effect to our repurchase of these shares, as this percentage may increase from time to time as a result of our repurchase of common stock pursuant to our stock repurchase program.
          In April 2002, we filed a lawsuit in the Supreme Court of the state of New York against the selling stockholder and Rugby IPD Corp., a subsidiary of the selling stockholder, alleging that they breached their contractual obligations to indemnify and defend us against asbestos-related liabilities and claims arising out of the business that was acquired in 1994 by Rugby Building Products, Inc. We acquired Rugby Building Products, Inc., a distributor of building materials, in December 1999, when we acquired the stock of its parent, Rugby USA, Inc., from the selling stockholder. In our lawsuit, we sought to recover sums we spent to defend and, with respect to one lawsuit, settle our asbestos lawsuits, as well as a declaratory judgment that the selling stockholder and Rugby IPD indemnify and defend us for these lawsuits and any similarly situated claims that may be asserted against us in the future. The selling stockholder denied any obligation to defend or indemnify us for any of these cases. On January 19, 2005, we entered into a settlement agreement with the selling stockholder and Rugby IPD settling the pending lawsuit. The parties agreed to dismiss the pending litigation without prejudice and without any admission of liability in any respect by any party. In accordance with the terms of the settlement, the selling stockholder paid to us $609,581.46 on January 19, 2005. In addition, we and the selling stockholder each released the other from further liabilities with respect to the underlying asbestos-related liabilities and claims and any future asbestos-related liabilities and claims, subject to termination of the joint defense agreement described below. We also have agreed to certain other terms typical for a settlement agreement of this kind.
          Under the terms of a joint defense agreement entered into by us and the selling stockholder on January 19, 2005, the parties agreed to jointly defend any future asbestos-related claims relating to the business acquired by Rugby Building Products, Inc. in 1994. Any asbestos-related claim against us not related to that business, of which none has been filed to date, is not covered by the joint defense agreement. The parties have established a joint defense fund to which we and the selling stockholder will contribute specified amounts in equal shares from time to time and from which amounts incurred in connection with covered claims will be paid. The joint defense agreement has a term of 10 years and may be terminated by us or the selling stockholder if either of our respective contributions to the joint defense fund exceeds a specified cap. We believe that it is unlikely that a termination right will occur during the term of the joint defense agreement, but there can be no assurances that will be the case. In the event of a termination of the joint defense agreement, the settlement agreement will be deemed to have been rescinded, and we, or, in certain circumstances, the selling stockholder, may re-institute the litigation between the parties. While we believe that our factual allegations and legal claims are meritorious, there can be no assurance at this time that, if this litigation is renewed, we will recover any of our costs related to future asbestos-related claims from the selling stockholder or from insurance carriers or that such costs will not have a material adverse effect on our business or financial condition.

DESCRIPTION OF CAPITAL STOCK
          Our Restated Certificate of Incorporation provides that our authorized capital stock consists of (i) 50,000,000 shares of common stock, $.01 par value, and (ii) 5,000,000 shares of preferred stock, par value $.01 per share, of which 250,000 shares have been designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of rights. See “— Shareholder Rights Plan.”
Common Stock
          Each share of our common stock entitles its holder of record to one vote in the election of directors and on all other matters to be voted on by the stockholders. Holders of our common stock do not have cumulative voting rights. As a result, the holders of a majority of the shares of our common stock voting for the election of directors may elect all nominees standing for election as directors.
          Subject to the rights of holders of preferred stock, holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors in its discretion from funds legally available for that use. It is currently anticipated that no cash dividends will be paid on our common stock in the foreseeable future in order to conserve cash for use in our business, possible future acquisitions and debt reduction. Our Board of Directors expects to periodically re-evaluate this dividend policy, taking into account our operating results, capital needs and other factors.
          Subject to the rights of holders of preferred stock, holders of our common stock will be entitled to share on a pro rata basis in any distribution to stockholders upon the liquidation, dissolution or winding up of Huttig. No holder of our common stock will have any preemptive right to subscribe for any of our common stock or other security.
Preferred Stock
          Our Board of Directors, without further action by the stockholders, may from time to time authorize the issuance of shares of preferred stock in one or more series and, within certain limitations, fix the powers, preferences and rights and the qualifications, limitations or restrictions thereof and the number of shares constituting any series or designations of such series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on our common stock. Holders of preferred stock would normally be entitled to receive a preference payment in the event of the liquidation, dissolution or winding up of Huttig before any payment is made to the holders of our common stock.
          Under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a change in control of Huttig. Although we currently have no plans to issue shares of preferred stock, the Board of Directors, without stockholder approval, may issue preferred stock that could adversely affect the rights of holders of shares of our common stock. For a description of the terms of the Series A Junior Participating Preferred Stock, see “— Shareholder Rights Plan.”
Shareholder Rights Plan
          In December 1999, we adopted a Shareholder Rights Plan. We distributed one preferred share purchase right for each outstanding share of our common stock at December 16, 1999.
          The rights are designed to assure that all of our stockholders receive fair and equal treatment in the event of any unsolicited proposal to acquire control of us and to guard against takeover tactics that are not in the best interests of all stockholders. The rights could make the acquisition of control of Huttig in a transaction not approved by our Board of Directors more difficult.
          Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock (“Series A Preferred Shares”) at a price of $27.50, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement dated as of

December 6, 1999, as amended, between us and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.
          Until the earlier to occur of:

•	10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of our outstanding common stock (an “Acquiring Person”); or

•	10 business days (or such later date as may be determined by our Board of Directors before any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the “Distribution Date”), the rights will be evidenced by the common stock certificates.
          The Rights Agreement excludes from the definition of “Acquiring Person” each of Huttig, any employee benefit plan of Huttig, Rugby and CEMEX. The exception for Rugby and CEMEX will be effective only for so long as Rugby and affiliated and associated persons beneficially own no shares of our common stock other than the common stock acquired in December 1999 upon our spin-off from Crane Co., except for shares received as a dividend or otherwise in respect of the shares so acquired, and except that Rugby may acquire an additional 1% of the outstanding shares.
          The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the rights), the rights will be transferred only with our common stock. Until the Distribution Date (or earlier redemption or expiration of the rights), new certificates for our common stock issued upon transfer or new issuance will contain a notation incorporating the Rights Agreement by reference.
          Until the Distribution Date (or earlier redemption or expiration of the rights), the surrender for transfer of any certificates for our common stock, even without such notation, will also constitute the transfer of the rights associated with our common stock represented by that certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and those separate certificates alone will evidence the rights.
          The rights will not be exercisable until the Distribution Date. The rights will expire at the close of business on December 6, 2009, unless this date is extended or unless we earlier redeem or exchange the rights, in each case, as described below.
          The purchase price payable, and the number of Series A Preferred Shares or other securities or property issuable, upon exercise of the rights will be subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Shares;

•	upon the grant to holders of the Series A Preferred Shares of certain rights or warrants to subscribe for or purchase Series A Preferred Shares at a price, or securities convertible into Series A Preferred Shares with a conversion price, less than the then-current market price of the Series A Preferred Shares; or

•	upon the distribution to holders of the Series A Preferred Shares of evidence of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series A Preferred Shares) or of subscription rights or warrants (other than those referred to above).
          The number of outstanding rights and the number of one one-hundredths of a Series A Preferred Share issuable upon exercise of each right are also subject to adjustment in the event of a split of our common stock or a dividend on our common stock payable in shares of our common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the Distribution Date.
          Series A Preferred Shares purchasable upon exercise of the rights will not be redeemable. Each Series A Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock. If Huttig is liquidated, the holders of the Series A Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of our common stock. Each Series A Preferred Share will have 100 votes, voting together with our common stock. Finally, if we engage in a merger, consolidation, or any other transaction in which shares of our common stock are exchanged, each Series A Preferred Share will be entitled to receive 100 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.
          Because of the nature of the Series A Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Series A Preferred Share purchasable upon exercise of each right should approximate the value of one share of our common stock.
          If any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a right, other than rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right.
          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by that person or group of 50% or more of the outstanding shares of our common stock, our Board of Directors may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one one-hundredth of a Series A Preferred Share, per right.
          If we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a right (other than rights that have become void) will thereafter have the right to receive, upon the exercise of a right at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of that transaction will have a market value of two times the exercise price of the right.
          With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional Series A Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Series A Preferred Share, which may, at our election, be evidenced by depository receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Shares on the last trading day prior to the date of exercise.
          At any time before a person or group of affiliated or associated persons becomes an Acquiring Person, our Board of Directors may redeem the rights in whole, but not in part, at a price of $.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only rights of the holders of the rights will be to receive the redemption price.
          The terms of the rights may be amended by the Board of Directors without the consent of the holders of the rights, except that from and after the time that any person or group of affiliated or associated persons becomes an Acquiring Person, no amendment may adversely affect the interests of the holders of the rights.

          Until a right is exercised, the holder of the right will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.
Certain Provisions of Our Governing Documents
          The following is a description of certain provisions of our Restated Certificate of Incorporation and Bylaws. The description is qualified in its entirety by reference to the full texts of those documents. Certain provisions of our Certificate and Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company, without the approval of our Board of Directors.
          Classification of Directors. Our Restated Certificate of Incorporation and Bylaws provide that our Board of Directors will consist of three classes of directors serving staggered three-year terms. At each annual meeting of our stockholders, only the election of directors of the class whose term is expiring will be voted upon, and upon election each director will serve a three-year term.
          Right to Call a Special Meeting. The Restated Certificate of Incorporation provides that special meetings of our stockholders may only be called by the Chairman or by the Board pursuant to a resolution approved by a majority of the entire Board. Accordingly, our stockholders will not have the right to call a special meeting of the stockholders.
          No Action by Consent. The Restated Certificate of Incorporation provides that any action required to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by the written consent of stockholders.
          Fiduciary Duties of Directors. As permitted by the Delaware General Corporation Law (“DGCL”), our Restated Certificate of Incorporation includes a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of a dividend or an unlawful stock purchase or redemption; or

•	for any transaction from which the director derives an improper personal benefit.
          The Restated Certificate of Incorporation further provides that, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors shall be eliminated or limited to the fullest extent so permitted. The Restated Certificate of Incorporation also specifies that no amendment to or repeal of the provisions shall apply to or have any effect on the liability or alleged liability of any of our directors for or with respect to any acts or omissions of such director occurring prior to the amendment or repeal.
Anti-Takeover Legislation
          Because neither the Restated Certificate of Incorporation nor the Bylaws contain a provision expressly electing not to be covered by Section 203 of the DGCL, we are subject to this statutory anti-takeover provision. Section 203 provides that any person who acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested stockholder”) may not engage in a “business combination” with the corporation for a period of three years following the time the person became an interested stockholder, unless:

•	the board of directors of the corporation approved, prior to such time, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•	upon consummation of the transaction that resulted in that person becoming an interested stockholder, that person owns at least 85% of our voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and officers of that corporation and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or

•	the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding shares of voting stock not owned by the interested stockholder.
          In determining whether a stockholder is the “owner” of 15% or more of a company’s voting stock for purposes of Section 203, ownership is defined to include the right, directly or indirectly, to acquire stock or to control the voting or disposition of stock. A “business combination” is defined to include:

•	mergers or consolidations of a corporation with an interested stockholder;

•	sales or other dispositions of ten percent or more of the assets of a corporation with or to an interested stockholder;

•	certain transactions resulting in the issuance or transfer to an interested stockholder of any stock of a corporation or its subsidiaries;

•	certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by an interested stockholder, and

•	receipt by an interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits from, by or to a corporation or any of its majority-owned subsidiaries.
Transfer Agent and Registrar
          The transfer agent and registrar for our common stock is National City Bank.
Liability and Indemnification of Officers and Directors

Elimination of Liability
          As described above under “Description of Capital Stock — Certain Provisions of Our Governing Documents — Fiduciary Duties of Directors,” our Restated Certificate of Incorporation eliminates, subject to certain statutory limitations, the liability of our directors to the corporation or our stockholders for monetary damages for breaches of fiduciary duty.

Indemnification of Officers and Directors
          Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his or her being a director or officer of the corporation, if it is determined that he or she acted in accordance with the applicable standard of conduct set forth in such statutory provision.
          Our Bylaws provide for mandatory indemnification to our directors and officers and to persons serving at our request in a similar capacity with another corporation or other enterprise generally as provided in the DGCL.
          Our Bylaws also require us to indemnify or advance expenses within 60 days of receipt of the written request for such indemnification or advance from the director or officer. The costs and expenses associated with the successful establishment in a court proceeding of the director’s or officer’s right to indemnification or advancement of expenses is also required to be indemnified by us under our Bylaws. The Bylaws further require us to purchase and maintain directors’ and officers’ liability insurance, provided that such insurance is available under terms which are deemed acceptable by a majority vote of our board of directors.
          We also have entered into indemnification agreements with our directors and executive officers. The indemnification agreements require us to indemnify the indemnitee, to the full extent permitted by law, against any and all expenses, judgments, fines, penalties and settlement amounts incurred in connection with any claim against the indemnitee arising out of the fact that the indemnitee is or was a director, officer, employee, trustee, agent or fiduciary of Huttig or is or was serving in any such capacity with any other entity, at our request. The indemnification agreements also require us to advance expenses to the indemnitee prior to the settlement or final judgment of any such claim, provided that the indemnitee agrees to reimburse us if it is ultimately determined that the indemnitee is not entitled to be indemnified by us.
          The indemnification agreements also require us to maintain directors’ and officers’ liability insurance coverage for the indemnitee or, to the full extent permitted by law, to indemnify such person for the lack of insurance coverage.
          We also maintain insurance on behalf of any person who is or was a director or officer of Huttig, or is or was serving at our request as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any such capacity or arising out of his or her status as such, whether or not we have the power to indemnify such person against such liability under the DGCL.
PLAN OF DISTRIBUTION
          The selling stockholder and certain of its successors or transferees may sell any or all of the shares covered by this prospectus from time to time. The selling stockholder may sell all or a portion of the shares, on any stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

•	block trades in which the broker or dealer will attempt to sell the shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
          The selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
          The selling stockholder may sell all or any part of the shares offered by this prospectus through an underwriter. The selling stockholder has not entered into an agreement with a prospective underwriter. If the selling stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revision to this prospectus.

          In effecting sales, brokers and dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate. The selling stockholder may pay brokers or dealers commissions or give them discounts or, if any such broker-dealer acts as agent for the purchaser of such shares, such payments may be paid by such purchaser. The compensation of any particular broker or dealer may be in excess of customary commissions. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Upon notification to us by the selling stockholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

•	the name of the participating broker-dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.
          Broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share. Also, if a broker-dealer is unable to sell the shares as agent for the selling stockholder, the broker-dealer may purchase, as principal, any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above. Also, broker-dealers may sell shares at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with these resales, broker-dealers may pay to or receive from the purchasers of such shares commissions as described above.
          The selling stockholder and any broker-dealers or agents that participate with the selling stockholder in sales of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. We have advised the selling stockholder that the anti-manipulation rules under the Exchange Act may apply to sales of the shares of common stock in the market and to the activities of the selling stockholder and its affiliates.
          We are required to pay all of the expenses incidental to this offering and sale of the shares, other than underwriting costs and brokerage discounts and commissions that will be paid by the selling stockholder. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION
Available Information
          We have filed a registration statement on Form S-3 (together with all amendments, exhibits, schedules and supplements thereto, the “registration statement”) under the Securities Act of 1933, as amended. This prospectus, which forms part of that registration statement, does not contain all of the information set forth in that registration statement.
          We file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information that we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. The SEC’s Internet address is http://www.sec.gov. In addition, our common stock, $.01 par value, is listed on the New York Stock Exchange under the ticker symbol “HBP,” and our reports and other information can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Our Internet address is http://www.huttig.com. The information on our Internet site is not a part of this prospectus.
Incorporation by Reference
          The SEC allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to other documents. Any information we incorporate in this manner is considered part of this prospectus except to the extent updated and superseded by information contained in this prospectus. Some information that we file with the SEC after the date of this prospectus and until the selling stockholder named in this prospectus sells all of the shares of common stock covered by this prospectus will automatically update and supersede the information contained in this prospectus.
          We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the shares of common stock covered by this prospectus are sold by the selling stockholder named in this prospectus, including between the date of this prospectus and the date on which the registration statement of which this prospectus is a part is declared effective by the SEC, except as noted below:

Our SEC Filings (File No. 001-14982)	Period for or Date of Filing

Annual Report on Form 10-K	Year Ended December 31, 2004

Quarterly Reports on Form 10-Q	March 31, June 30 and September 30, 2005

Current Reports on Form 8-K	January 14 and 21, February 4 and 9, March 3, April 18, 22 and 28, May 27, July 1, October 4 and November 8, 2005
          Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus.
          We also incorporate by reference into this prospectus the description of our common stock and the preferred share purchase rights contained in the Registration Statement on Form 10 filed with the SEC under the Exchange Act on December 6, 1999.

          Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of that contract or other document, those references are qualified in all respects by reference to all of the provisions contained in that contract or other document. Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
          We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus and a copy of any or all other contracts or documents which are referred to in this prospectus. Requests should be directed to: Huttig Building Products, Inc., Attention: Corporate Secretary, 555 Maryville University Drive, Suite 240, St. Louis, Missouri 63141, telephone number: (314) 216-2600. You also may review a copy of the registration statement and its exhibits at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s Internet site.
LEGAL MATTERS
          The validity of the shares of common stock offered hereby will be passed upon for us by Kirkpatrick & Lockhart Nicholson Graham LLP, Pittsburgh, Pennsylvania.
EXPERTS
          The consolidated financial statements of Huttig Building Products, Inc. as of December 31, 2004 and for the year ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
          The consolidated financial statements as of December 31, 2003, and for each of the two years in the period ended December 31, 2003, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.
          The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are:

SEC registration fee	$5,272
Legal fees and expenses	150,000
Accounting fees and expenses	45,000
Printing fees	1,000
Miscellaneous	—

Total	$201,272

          All of the above amounts will be paid by Huttig and, other than the SEC filing fee, are estimates only.

Item 15.	Indemnification of Directors and Officers.
          Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. Our restated certificate of incorporation provides, among other things, that the personal liability of our directors is so eliminated.
          Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys’ fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the corporation if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provision.
          Huttig’s bylaws provide for mandatory indemnification to its directors and officers and to persons serving at Huttig’s request in a similar capacity with another corporation or other enterprise generally as provided in the DGCL. Huttig’s bylaws also require Huttig to indemnify or advance expenses within 60 days of receipt of the written request for such indemnification or advance from the director or officer. The costs and expenses associated with the successful establishment in a court proceeding of the director’s or officer’s right to indemnification or advancement of expenses is also required to be indemnified by Huttig under its bylaws. The bylaws further require Huttig to purchase and maintain directors’ and officers’ liability insurance, provided that such insurance is available under terms which are deemed acceptable by a majority vote of Huttig’s board of directors. Huttig also has entered into indemnification agreements with its directors and executive officers.
          Huttig also maintains insurance on behalf of any person who is or was a Huttig director or officer, or is or was serving at Huttig’s request as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any such capacity or arising out of his or her status as such, whether or not Huttig would have the power to indemnify such person against such liability under the DGCL.

Item 16.	Exhibits.
          The following Exhibits are filed as part of this Registration Statement:

Exhibit
Number		Description

1	.1*	Form of Purchase Agreement.
4.1		Rights Agreement dated December 6, 1999 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 (the “1999 Form 10-K”).)
4.2		Amendment No. 1 to Rights Agreement between the Company and ChaseMellon Shareholders Services, L.L.C. (Incorporated by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (the “March 31, 2000 Form 10-Q”).)
4.3		Amendment No. 2 to Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 3, 2005.)
4.4		Amendment No. 3 to Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 18, 2005.)
4.5		Certificate of Designations of Series A Junior Participating Preferred Stock of the Company. (Incorporated by reference to Exhibit 4.6 to the 1999 Form 10-K.)
4.6		Credit Agreement, dated September 24, 2004, by and among the Company, certain of its domestic subsidiaries, LaSalle National Bank Association, as agent, and the lending institutions named therein. (Incorporated by reference to Exhibit 4.1 to the Form 10-Q filed with the Commission on November 12, 2004.)
4.7		First Amendment to Credit Agreement, dated December 3, 2004, by and among the Company, certain of its domestic subsidiaries, LaSalle National Bank Association, as agent, and the lending institutions named therein. (Incorporated by reference to Exhibit 4.8 to the Form 10-K filed with the Commission on March 14, 2005.)
4.8		Second Amendment to Credit Agreement, dated August 5, 2005, by and among the Company and LaSalle National Bank Association, as agent, and the lending institutions named therein. (Incorporated by reference to Exhibit 4.8 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.)
+5	.1	Opinion of Kirkpatrick & Lockhart Nicholson Graham LLP.
+23	.1	Consent of KPMG LLP.
+23	.2	Consent of Deloitte & Touche LLP.
23.3		Consent of Kirkpatrick & Lockhart Nicholson Graham LLP. (Included as part of Exhibit 5.1.)
24.1		Powers of Attorney. (Included on signature page.)

*	To be filed as an exhibit to a report filed under the Securities Exchange Act of 1934, as amended, and incorporated by reference.

+	Filed herewith.

Item 17.	Undertakings.
          The undersigned registrant hereby undertakes:

(a) (1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section l0(a)(3) of the Securities Act, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of registration fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the undersigned registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri on December 20, 2005.

HUTTIG BUILDING PRODUCTS, INC.

By:	/s/ Michael A. Lupo

Name:	Michael A. Lupo
Title:	President and Chief Executive Officer
POWER OF ATTORNEY
          Each of the undersigned directors and officers of Huttig Building Products, Inc., a Delaware corporation, does hereby constitute and appoint Michael A. Lupo and David L. Fleisher, or any of them, the undersigned’s true and lawful attorneys and agents, with full power of substitution and resubstitution in each, to do any and all acts and things in our name and on our behalf in our respective capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any one of them, may deem necessary or advisable to enable said Huttig Building Products to comply with the Securities Act, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments, whether pursuant to Rule 462(b) or otherwise) hereto, and each of the undersigned does hereby ratify and confirm all that said attorneys and agents, or any one of them or any substitute, shall do or cause to be done by virtue hereof. This Power of Attorney may be executed in any number of counterparts.
          Pursuant to the requirements of the Securities Act, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael A. Lupo Michael A. Lupo	President, Chief Executive Officer and Director	December 20, 2005

/s/ David L. Fleisher David L. Fleisher	Vice President, Chief Financial Officer and Secretary (Principal Accounting Officer)	December 20, 2005

/s/ R. S. Evans R. S. Evans	Chairman of the Board	December 19, 2005

/s/ E. Thayer Bigelow, Jr. E. Thayer Bigelow, Jr.	Director	December 20, 2005

/s/ Dorsey R. Gardner Dorsey R. Gardner	Director	December 16, 2005

Signature	Title	Date

Philippe J. Gastone	Director

/s/ Donald L. Glass Donald L. Glass	Director	December 16, 2005

/s/ Richard. S. Forté Richard. S. Forté	Director	December 16, 2005

/s/ J. Keith Matheney J. Keith Matheney	Director	December 20, 2005

/s/ Delbert H. Tanner Delbert H. Tanner	Director	December 19, 2005

Steven A. Wise	Director

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Purchase Agreement.
4.1		Rights Agreement dated December 6, 1999 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 (the “1999 Form 10-K”).)
4.2		Amendment No. 1 to Rights Agreement between the Company and ChaseMellon Shareholders Services, L.L.C. (Incorporated by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (the “March 31, 2000 Form 10-Q”).)
4.3		Amendment No. 2 to Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 3, 2005.)
4.4		Amendment No. 3 to Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 18, 2005.)
4.5		Certificate of Designations of Series A Junior Participating Preferred Stock of the Company. (Incorporated by reference to Exhibit 4.6 to the 1999 Form 10-K.)
4.6		Credit Agreement, dated September 24, 2004, by and among the Company, certain of its domestic subsidiaries, LaSalle National Bank Association, as agent, and the lending institutions named therein. (Incorporated by reference to Exhibit 4.1 to the Form 10-Q filed with the Commission on November 12, 2004.)
4.7		First Amendment to Credit Agreement, dated December 3, 2004, by and among the Company, certain of its domestic subsidiaries, LaSalle National Bank Association, as agent, and the lending institutions named therein. (Incorporated by reference to Exhibit 4.8 to the Form 10-K filed with the Commission on March 14, 2005.)
4.8		Second Amendment to Credit Agreement, dated August 5, 2005, by and among the Company and LaSalle National Bank Association, as agent, and the lending institutions named therein. (Incorporated by reference to Exhibit 4.8 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.)
+5	.1	Opinion of Kirkpatrick & Lockhart Nicholson Graham LLP.
+23	.1	Consent of KPMG LLP.
+23	.2	Consent of Deloitte & Touche LLP.
23.3		Consent of Kirkpatrick & Lockhart Nicholson Graham LLP. (Included as part of Exhibit 5.1.)
24.1		Powers of Attorney. (Included on signature page.)

*	To be filed as an exhibit to a report filed under the Securities Exchange Act of 1934, as amended, and incorporated by reference.

+	Filed herewith.